

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2023

Haijun Wang
Chief Executive Officer
Atour Lifestyle Holdings Limited
18th floor, Wuzhong Building,
618 Wuzhong Road, Minhang District,
Shanghai, People's Republic of China

Re: Atour Lifestyle Holdings Limited
Draft Registration Statement on Form F-1
Submitted May 22, 2023
CIK No. 0001853717

Dear Haijun Wang:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kevin Zhang